UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

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INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

HYTHIAM INC.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

44919 F 10 4

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

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*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F 10 4	13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,209,808
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,209,808
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,808
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON* PN

CUSIP No. 44919F 10 4	13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,209,808
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,209,808
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,808
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 44919F 10 4	13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,930,150
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,930,150
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,930,150
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 44919F 10 4	13G	Page 5 of 9 Pages

Item 1(a).

Name of Issuer

Hythiam Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices

11150 Santa Monica Boulevard, Suite 1500

Los Angeles, CA  90025

Item 2(a).

Name of Persons Filing

Knoll Capital Management LP (“KCMLP”)

Fred Knoll (“Knoll”)

Europa International, Inc. (“Europa”)

Item 2(b).

Address of Principal Business Office or, if none, Residence

The principal business address for each of KCMLP, Knoll and Europa is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

Item 2(c).

Citizenship

KCMLP is a limited partnership formed and existing under the laws of the State of Delaware.

Knoll is a citizen of the United States.

Europa is a company organized under the laws of the British Virgin Islands.

Item 2(d).

Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Common Stock, $0.0001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).

CUSIP Number

44919F 10 4

CUSIP No. 44919F 10 4	13G	Page 6 of 9 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:     Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of this filing:

Europa beneficially owns 2,930,150 shares of the Issuer’s Common Stock consisting of (i) 2,760,507 shares of the Issuer’s Common Stock; and (ii) immediately exercisable warrants to purchase 169,643 shares of the Issuer’s Common Stock.

Each of KCMLP and Knoll beneficially own 4,209,808 shares of the Issuer’s Common Stock consisting of (i) 2,760,507 shares of the Issuer’s Common Stock owned by Europa; (ii) immediately exercisable warrants owned by Europa to purchase 169,643 shares of the Issuer’s Common Stock; (iii) 1,240,533 shares of the Issuer’s Common Stock owned by Knoll Special Opportunities Fund II Master Fund, Ltd. (the “Knoll Fund”); and (iv) immediately exercisable warrants owned by the Knoll Fund to purchase 39,125 shares of the Issuer’s Common Stock. KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC (“KOM”), the investment manager of the Knoll Fund. Knoll is the President of KCMLP.

CUSIP No. 44919F 10 4	13G	Page 7 of 9 Pages

(b)

Percent of class:

As of the date hereof (taking into consideration that 54,945,164 shares of the Issuer’s Common Stock are issued and outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 10, 2008):

The 2,930,150 shares of the Issuer’s Common Stock beneficially owned by Europa constitute 5.3% of the shares outstanding.

The 4,209,808 shares of the Issuer’s Common Stock beneficially owned by each of KCMLP and Knoll constitute 7.6% of the shares outstanding.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  0

(ii)

Shared power to vote or to direct the vote:

KCMLP and Knoll share the power to vote or direct the vote of those shares of the Issuer’s Common Stock owned by Europa and the Knoll Fund.

(iii)

Sole power to dispose or to direct the disposition of: 0

(iv)

Shared power to dispose or to direct the disposition of:

KCMLP and Knoll share the power to dispose of or direct the disposition of those shares of the Issuer’s Common Stock owned by Europa and the Knoll Fund.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

As set forth in Item 4(a), the shares of Common Stock covered by this Schedule 13G are owned by persons other than Europa, KCMLP and Knoll, none of whom, holds five percent or more of the securities reported herein.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44919F 10 4	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009	EUROPA INTERNATIONAL, INC.
	By:	Knoll Capital Management, LP
	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Dated: February 10, 2009	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Dated: February 10, 2009	By:	/s/ FRED KNOLL
Fred Knoll

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2009	EUROPA INTERNATIONAL, INC.
	By:	Knoll Capital Management, LP
	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Dated: February 10, 2009	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Dated: February 10, 2009	By:	/s/ FRED KNOLL
Fred Knoll